September 30, 2009

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Comcast Corporation Form 10-K for the year ended December 31, 2008 Filed February 20, 2009 File No. 001-32871 Response to Staff Comment Letter Dated September 21, 2009

Dear Mr. Spirgel:

We are writing this letter to respond to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission dated September 21, 2009, with respect to the Form 10-K for the year ended December 31, 2008, filed by Comcast Corporation on February 20, 2009.  For your convenience, we have reproduced the Staff’s comment preceding our response below.  Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Form 10-K for the year ended December 31, 2008

Item 3.  Legal Proceedings, page 17

1.
We note your response to comment three in our letter dated July 23, 2009 but are unable to agree.  By including your patent litigation in this section, the implication is that the litigation is material pending litigation of the company.  We note the subsequent conclusory paragraph warns that the final resolution of the preceding litigation could have a material adverse effect on your operations.  In future filings if you do not conclude that your patent litigation constitutes material legal proceedings, please include it under “Other.”

Response

In future filings where we do not conclude that our patent litigation constitutes material legal proceedings, we will include it under the “Other” heading in Item 3, Legal Proceedings.

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Securities and Exchange Commission	2	September 30, 2009

We hope the foregoing response fully addresses the Staff’s concerns.  Please do not hesitate to call me at (215) 286-7564 with any questions you may have with respect to the foregoing.

Very truly yours, /s/ Arthur R. Block
Arthur R. Block Senior Vice President, General Counsel and Secretary

cc:	Brian L. Roberts, Chairman of the Board and Chief Executive Officer Bruce K. Dallas, Davis Polk & Wardwell LLP